Exhibit (a)(5)(ii)

eBay Inc. Extends the Expiration Date for its Previously Announced Tender Offer for All Outstanding Common Shares and American Depositary Shares of Gmarket Inc. to Permit Distribution of Additional Financial Information

San Jose, Calif., June 2, 2009 – eBay Inc. (Nasdaq:EBAY) announced today that it has extended the expiration date for its previously announced tender offer for all outstanding common shares and American Depositary Shares (ADSs) of Gmarket Inc. (Nasdaq:GMKT). The tender offer was commenced by eBay KTA (UK) Ltd., a wholly owned subsidiary of eBay, on May 4, 2009.

eBay is extending the Expiration Date for the tender offer to provide additional time to distribute certain summary financial information to Gmarket securityholders in response to comments received from the staff of the Securities and Exchange Commission (“SEC”). The offer to purchase included summary financial information of Internet Auction Co. Ltd. (“IAC”), a 99.99% owned subsidiary of eBay, prepared in accordance with accounting principles generally accepted in Korea. The offer to purchase will be supplemented to include summary financial information of IAC prepared in accordance with generally accepted accounting principles in the U.S., as well as combined financial information for IAC and Gmarket.

The tender offer, which had been scheduled to expire at 12:00 midnight, New York City time on Monday, June 1, 2009 (the “Initial Expiration Date”), will now expire at 12:00 midnight, New York City time, on Friday, June 12, 2009 (as extended, the “Expiration Date”), unless further extended. Based on information provided by Citibank, N.A., the ADS Depositary for the tender offer, and Goodmorning Shinhan Securities Co., Ltd., the Common Share Depositary for the tender offer, as of the Initial Expiration Date, a total of approximately 50,656,000 common shares and ADSs, representing approximately 99% of the currently outstanding common shares and ADSs, had been validly tendered and not withdrawn as of the Initial Expiration Date, including common shares and ADSs tendered by guaranteed delivery. Securityholders who have already tendered their common shares or ADSs of Gmarket do not have to re-tender their shares or ADSs or take any other action as a result of the extension of the Expiration Date of the tender offer.

About Gmarket

Gmarket Inc. is a leading retail ecommerce marketplace in Korea, offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Gmarket’s ecommerce marketplace is highly scalable and facilitates the sale of products in small or large quantities to a large number of potential buyers in a convenient, cost effective and secure manner. Gmarket was founded in April 2000 and listed on Nasdaq in June 2006. Gmarket’s e-commerce marketplace is located primarily at www.gmarket.co.kr.

About IAC

Founded in 1998 as an online auctioneer, Internet Auction Co. (IAC) has become one of Korea’s leading online marketplaces with more than 21 million registered users. Acquired by eBay in 2001, IAC has played a key role in improving Korea’s retail e-commerce market through greater selection for buyers and diverse sales solutions for sellers. IAC offers a wide range of products such as computers, electronics and sporting goods to a dynamic online community of over 2 million daily unique visitors. IAC’s online marketplace is located at www.auction.co.kr.

About eBay Inc.

Founded in 1995, eBay Inc. connects hundreds of millions of people around the world every day, empowering them to explore new opportunities and innovate together. eBay Inc. does this by providing the Internet platforms of choice for global commerce, payments and communications. Since its inception, eBay Inc. has expanded to include some of the strongest brands in the world, including eBay, PayPal, Skype, Shopping.com, and others. eBay Inc. is headquartered in San Jose, California.

Forward-Looking Statements

This announcement contains forward-looking statements, including statements regarding eBay, IAC and Gmarket, that involve risks and uncertainties, and actual results could differ materially from those discussed. Factors that could cause or contribute to such differences include, but are not limited to, the possibility that the transaction may not close and other risks and uncertainties described in the tender offer documents filed by eBay Inc. and eBay KTA (UK) Ltd. with the SEC.

More information about factors that could affect eBay’s operating results can be found in the company’s most recent annual report on its Form 10-K and its subsequent quarterly reports on Form 10-Q (available at http://investor.ebay.com or at the SEC’s website at www.sec.gov). All forward-looking statements are based on information available to eBay on the date hereof, and eBay assumes no obligation to update such statements.

MEDIA CONTACT:

John Pluhowski

eBay Inc.

Media hotline: 408-376-7458

Joo Beom Park

Gmarket Inc.

Tel: +82 2 3016 5763

INVESTOR CONTACT:

Vandana Hariharan

eBay Inc.

408-376-5877

Paul J. Lee

Gmarket Inc.

+82 2 3016 4372

Additional Information and Where to Find It

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares or American Depositary Shares of Gmarket. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letters of Transmittal and other tender offer materials) filed by eBay Inc. and eBay KTA (UK) Ltd. with the SEC on May 4, 2009. In addition, Gmarket filed on May 4, 2009 a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The tender offer materials (including an Offer to Purchase, the related Letters of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letters of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares or American Depositary Shares of Gmarket at no expense to them at the SEC’s web site at www.sec.gov. Free copies of these documents will be made available upon request by mail to eBay Inc., 2145 Hamilton Avenue, San Jose, CA 95125, Attention: Investor Relations or to Gmarket Inc., 9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea, Attention: Investor Relations.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Gmarket and eBay file annual and special reports and other information with the SEC. You may read and copy any reports or other information filed by eBay or Gmarket at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. eBay’s and Gmarket’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.